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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
    of then Securities and Exchange Act of 1934 or Suspension of Duty to File reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         COMMISSION FILE NO. 333-46019-3

  GREENPOINT MORTGAGE SECURITIES INC. (FORMERLY HEADLANDS MORTGAGE SECURITIES INC.) (AS SPONSOR UNDER A POOLING AND SERVICING AGREEMENT DATED AS OF DECEMBER
    1, 1998, AMONG THE SPONSOR, GREENPOINT MORTGAGE FUNDING, INC. (FORMERLY HEADLANDS MORTGAGE COMPANY, INC.), AS SELLER AND MASTER SERVICER, AND THE BANK
  OF NEW YORK, AS TRUSTEE, PROVIDING FOR THE ISSUANCE OF MORTGAGE PASS-THROUGH
                          CERTIFICATES SERIES 1998-3)

                       GREENPOINT MORTGAGE SECURITIES INC.
                    (Exact name as specified in its charter)


                     700 Larkspur Landing Circle, Suite 240
                               Larkspur, CA 94939
                                 (415) 461-6790
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive office)

                                      NONE

       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)       [ ]      Rule 12h-3(b)(1)(ii)      [ ]
       Rule 12g-4(a)(1)(ii)      [ ]      Rule 12h-3(b)(2)(i)       [ ]
       Rule 12g-4(a)(2)(i)       [ ]      Rule 12h-3(b)(2)(ii)      [ ]
       Rule 12g-4(a)(2)(ii)      [ ]      Rule 15d-6                [ ]
       Rule 12h-3(b)(1)(i)       [X]

         Approximate number of holders of record as of the certification or notice date:

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                                    Five (5)

         Pursuant to the requirements of the Securities Exchange Act of 1934, GreenPoint Mortgage Securities Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: July 6, 2000           GREENPOINT MORTGAGE SECURITIES INC.



                              By: /s/ Gilbert J. MacQuarrie
                                 -------------------------------------------
                              Name: Gilbert J. MacQuarrie
                              Title: Vice President, Treasurer and Secretary